

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 6, 2015

Via E-Mail
Daniel C. Masters, Esq.
President and Director
BIM Homes, Inc.
3136 Mission Gorge Road, Suite 111
San Diego, CA 92120

> **Re: BIM Homes, Inc.**
> **Registration Statement on Form 10**
> **Amended September 28, 2015**
> **File No. 000-55489**

Dear Mr. Masters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 2. Financial Information

1.   Please address that part of comment 1 in our letter dated September 10, 2015 that asked you to file the loan agreement as an exhibit to this registration statement.

Item 9. Market Price . . .

2.   We note your response to the comment in our letter dated September 25, 2015. We are unable to agree with your statement that Section 1145(a) of the Bankruptcy Code is a "complete exemption" that allows the shares to be "freely traded" or with your characterization of the staff position and interpretation in the second paragraph of Item 9(b). All offers and sales of securities must either be registered under the Securities Act or subject to an exemption from registration, even if the securities were initially

distributed under the exemption from registration provided by Section 1145 of the Bankruptcy Code. Please clarify your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery